EXHIBIT 99.2

Amryt Presents New Analyses from the EASE Phase 3 Trial in Epidermolysis Bullosa at SPD 2022

- Key highlights include efficacy of Oleogel-S10 (birch triterpenes) on accelerated wound healing, data on procedural pain and dressing change frequency, and a 12-month interim analysis of the open-label phase (OLP), in patients with Dystrophic Epidermolysis Bullosa (DEB)

DUBLIN, Ireland, and Boston MA, July 7, 2022, Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, presented new positive analyses from EASE at the 2022 Society for Pediatric Dermatology (SPD) annual meeting which is being held in Indianapolis on July 7-10.

EASE (NCT03068780), the largest clinical trial in Epidermolysis Bullosa (EB), is a Phase 3, randomized, controlled, 90-day double-blind, efficacy and safety study of Oleogel-S10 (birch triterpenes) in patients with inherited EB, followed by a 24-month open-label single-arm phase. Analyses of the DEB cohort from EASE will be presented across three poster presentations and demonstrated the following for patients treated with Oleogel-S10:

  Accelerated wound healing
  Reduced pain associated with dressing changes and fewer patients required daily dressing changes
  Sustained improvements in wound burden with a continued reassuring safety profile

Dr Tracy Cunningham, Chief Medical Officer of Amryt, commented: “We are pleased to present new clinical analyses that support Oleogel-S10 as a potential treatment for DEB patients living with this debilitating subtype of EB. These analyses follow an exciting time for patients and their families in the EU who, as a result of the European Commission decision to approve Filsuvez® in the EU, finally have an approved treatment option available. We are committed to working with other regulatory agencies, including the FDA, to enable more patients to avail of this treatment.”

Anna Bruckner, MD, University of Colorado School of Medicine, Department of Dermatology, commented: “These new analyses further support Oleogel-S10’s clinical benefit as a well-tolerated and effective therapy for patients with DEB in line with what has been seen in the EASE primary analysis. It is encouraging to see the positive impact that Oleogel-S10 has on patients and their families including accelerated wound healing and less pain during dressing changes. We know that these factors are meaningful to patients during their daily routine living with EB.”

Presentation Titles:

  EASE study demonstrates efficacy of Oleogel-S10 (birch triterpenes) on wound healing in patients with DEB

Presenter: Anna Bruckner, MD

  Oleogel-S10 demonstrated accelerated wound healing in patients with DEB.  The proportion of DEB patients with target wound closure within 45 days was 44.3% on Oleogel-S10 versus 29.6% on control gel (p=0.017).
  Patients with DEB had sustained improvement in wound burden by Day 90 with Oleogel-S10. Between baseline and Day 90, body surface area percentage (BSAP) improved to a greater extent with Oleogel-S10 vs. with control gel (-4.4 vs. -2.4), with comparable EBDASI skin activity scores (-3.9 vs. -3.5).
  The effect of Oleogel-S10 (birch triterpenes) on procedural pain and dressing change frequency in DEB: analysis from the EASE study

Presenter: Anna Bruckner, MD

  Oleogel-S10 treated DEB patients experienced reduced pain associated with dressing changes.
  A lower percentage of DEB patients treated with Oleogel-S10 had daily dressing changes throughout the DBP (32% with Oleogel-S10 vs 50% with control gel at Day 90).
  Wound infections were low overall in patients with DEB and mostly mild for those treated with Oleogel-S10.

  Safety and efficacy of Oleogel-S10 (birch triterpenes) in patients with DEB – 12-month interim analysis of the open label phase from the EASE study

Presenter: Harper Price, MD

  Patients with DEB had sustained improvement in wound burden with Oleogel-S10:
    53% reduction in BSAP with 15 months of Oleogel-S10 treatment in patients with DEB.
    EBDASI skin activity score reduced with continued Oleogel-S10 use from 19.9 at baseline to 14.8 after 15 months of treatment.
  Continued reassuring safety profile with no new safety signals identified in the OLP for patients with DEB.

About EASE
The EASE trial (NCT03068780) is the largest ever global Phase 3 trial conducted in patients with EB, performed across 58 sites in 28 countries. It comprises a 3-month double-blind randomized controlled phase followed by a 24-month open-label, single-arm phase. Patients with DEB and Junctional EB (JEB) target wounds of between 10 and 50cm2 in size that were present for > 21 days and < 9 months were randomized in the double-blind phase to study treatment in a 1:1 ratio and wound dressings applied according to standard of care. 223 patients were enrolled into the trial, including 156 pediatric patients. Of those that completed the double-blind phase, 100% entered the open-label follow-up phase.

About Epidermolysis Bullosa
EB is a rare and devastating group of hereditary disorders of the skin, mucous membranes, and internal epithelial linings characterized by extreme skin fragility and blister development. Patients with severe forms of EB suffer from severe, chronic blistering, ulceration and scarring of the skin, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death. The global market opportunity for EB is estimated by the Company to be in excess of $1.0 billion.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises four orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); lomitapide (Juxtapid®/ Lojuxta®); and Oleogel-S10 (Filzuvez®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of JEB and DEB, a rare and distressing genetic skin disorder affecting young children and adults. Filsuvez® has been selected as the brand name for Oleogel-S10. Filsuvez® has been approved by the European Commission in the EU for the treatment of partial thickness wounds associated with JEB and DEB in patients 6 months and older.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
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Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com